Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of SunGard, formerly known as SunGard Capital Corp., of our report dated March 25, 2015, except with respect to our opinion on the consolidated financial statements insofar as it relates to the presentation of earnings per share discussed in Note 10 as to which the date is June 3, 2015, relating to the financial statements, and the effectiveness of internal control over financial reporting of SunGard, formerly known as SunGard Capital Corp., which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 3, 2015